

Mail Stop 4561

May 27, 2010

Sigmund Anderman
Chief Executive Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

> **Re: Ellie Mae, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2010**
> **File No. 333-166438**

Dear Mr. Anderman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements through March 31, 2010. Refer to Rule 3-12(a) of Regulation S-X.

2.   Please submit in electronic format the third party reports you submitted supplementally in paper format on May 6, 2010, together with related correspondence. See Rule 101(a)(1) of Regulation S-T.

3.   Please advise us of the basis for your conclusion that disclosure of information responsive to Item 402(s) is not necessary. Refer to SEC Release No. 34-61175.

Front Cover Page of Registration Statement

4.   We note that you have not indicated by check mark that you are a smaller reporting
        company or a non-accelerated filer. Please provide us with your analysis in this regard.
        Refer to the definition of "smaller reporting company" in Rule 12b-2 under the Securities
        Exchange Act of 1934.

Prospectus Summary

Mortgage Industry Overview, page 1

5.   With regard to your discussion of the three main categories of mortgage originators, tell us
        what consideration was given to disclosing that the company's focus does not include the
        "Mega Lenders." In this regard, it appears that this disclosure is not made until page 13.

The Offering, page 5

6.   You state at the bottom of this page that the number of shares of common stock outstanding
        after this offering excludes shares that will be issued upon the exercise of options and
        warrants by selling stockholders and sold by them in this offering. Please tell us how you
        determined that it was appropriate to exclude these shares from shares of common stock
        outstanding after the offering.

7.   With regard to your description, here and throughout your filing, of the automatic
        conversion of all of your outstanding preferred stock into common stock immediately prior
        to the completion of this offering, tell us what consideration was given to disclosing that the
        conversion is predicated on an offering price per share of not less than $7.50, subject to
        adjustment, as described on page F-29.

Risk Factors

"We recently introduced many of our current products and services …," page 12

8.   Please provide a quantitative and qualitative discussion explaining the extent to which your
        business is dependent upon these recently introduced products and services.

"If we fail to implement proper and effective internal controls, disclosure controls and corporate
governance procedures …," page 14

9.   This risk factor is lengthy and should be revised to more concisely present the risk.
        Consider summarizing the risk here and including a cross-reference to another part of your
        prospectus where you include more detailed disclosure. We also note that the major portion
        of this disclosure could apply to any issuer, and thus should not be presented. See Item
        503(c) of Regulation S-K.

Sigmund Anderman
Ellie Mae, Inc.
May 27, 2010
Page 3

10.   Please describe, concisely here or at more length elsewhere in the document, the deficiencies relating to corporate governance and qualifications of key personnel to which you refer in this risk factor.

11.   We note your statement that certain issuances of capital stock and option grants were not documented or properly authorized in compliance with all corporate law requirements. Please supplementally advise us how the issuances and grants did not comply with certain corporate law requirements and revise this risk factor to completely explain the same.

"The mortgage industry is heavily regulated…," page 14

12.   You state that you carry a total of $5 million in professional liability insurance coverage, and that in certain circumstances your exposure under your limited warranties could be as high as $5 million. Please clarify in your disclosure whether this $5 million exposure is per occurrence or on an aggregate basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, pages 42 and 43

13.   Consider revising your disclosure to include the aggregate fair value of all outstanding vested and unvested options.

14.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

15.   Please revise this section to more fully describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each valuation date, beginning with the December 2008 valuation and continuing through the most recent valuation. Your disclosures should include quantitative information regarding your assumptions including, but not limited to, growth rates, discount rates, market multiples as well as any adjustments mad, such as illiquidity discounts, minority discounts, etc. Further, we note that you allocated the Business Enterprise Value (BEV) among your various equity securities "as appropriate." Please identify and describe the allocation methodology employed in allocating value to each of your equity instruments.

16.   Disclosure on pages F-5 and II-1 indicate that you sold 212,299 common shares for $66,000 cash, or $0.31 per share, during 2009 and 45,000 common shares for $1.22 per share on

April 15, 2010, respectively. Please tell us how you considered these cash sales when determining the fair value of your shares.

17.   Where valuation dates differ from grant dates, describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant date. In this regard, we note that valuations appear to have been completed as of the end of fiscal years or quarters while the option grant dates occur between these dates. Explain how this timing difference was considered in your valuation allocations.

18.   Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 45

19.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 47 addressing the increase in Software and Services revenue. Please note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

Years ended December 31, 2007, 2008 and 2009

Revenues, page 46

20.   You reference the "ODI transaction" in several places in the prospectus but do not describe or define this transaction until the Notes to Consolidated Financial Statements on page F-7. Please revise your filing accordingly.

Business

Intellectual Property, page 67

21.   You indicate that your success depends in large part on, among other things, your patents. Please revise your filing to disclose the specific duration of each patent upon which you are dependent and describe in greater detail how these patents are used in your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Legal Proceedings, page 70

22.   For each legal proceeding described in this section, please present a description of the factual basis alleged to underlie the proceeding. See Item 103 of Regulation S-K.

Management

Board Composition and Risk Oversight, page 75

23.   Please identify your independent directors by name in the first sentence of this section. See Item 407(a) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 77

24.   Identify under this caption the names of each person who served as a member of the compensation committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K.

25.   The disclosure regarding the transaction with Savings Street appearing on page 106 should accompany the identification of Mr. Buccellato as a member of your compensation committee. See Item 407(e)(4)(i)(C) of Regulation S-K. We would not object to a cross-reference in this section to the more complete disclosure appearing on page 106.

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonuses, page 82

26.   We note that your compensation committee, in its discretion, may pay more than the target bonus amounts if achievement exceeds the bonus goal target. Please consider clarifying the degree of discretion that the compensation committee has.

Long-Term Equity Incentives, page 83

27.   Please tell us how your board determined the repricing ratios of $1.80 or $1.98 to $0.46 was the per share fair market value of your common stock on April 23, 2009, the effective date of the repricing. Please also tell us why the board chose April 23, 2009 as the effective date of the repricing when it approved the repricing in February 2009.

Potential Payments Upon Termination Following a Change in Control, page 92

28.   You refer in this section to option acceleration agreements which you do not appear to have filed as exhibits to your registration statement. Please advise. Refer to Item 601(b)(10)(iii) or Regulation S-K.

Sigmund Anderman
Ellie Mae, Inc.
May 27, 2010
Page 6

Certain Relationships and Related Transactions

Transactions with Directors, page 106

29.   Please specify the percentage of the net income of Savings Street which you are entitled to receive under your agreement with that entity. Refer to Item 404(a)(4) of Regulation S-K.

Principal and Selling Stockholders, page 108

30.   Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers.

31.   Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by The First American Corporation and Charter Legacy, LLC. While we note that you have indicated that certain individuals act as managing members or directors of affiliated entities, please revise your filing to state unequivocally the persons that have shared voting and investment power with respect to shares held by each entity. Further, please note that indicating that certain persons "may be deemed" to have shared voting or dispositive power over shares is not responsive to the disclosure requirements of Regulation S-K. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Consolidated Financial Statements

Ellie Mae, Inc.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Software and Services Revenues, page F-13

32.   Your disclosures indicate that vendor-specific objective evidence ("VSOE") of your maintenance services for software licenses is based on "contractual rates." Please tell us more about your methodology for establishing VSOE. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

33.   We note that Centerwise for Encompass Licenses are automatically included in the Encompass SaaS offering and that "revenue is recognized accordingly." Please explain how you are accounting for these bundled arrangements and explain any differences

between revenue recognition when customers pay monthly vs. paying on a closed loan basis.

34.   We note that you combine four types of revenue within the "Software and Services Revenues" line item. Please tell us the amounts recorded for each type of revenue in each of the periods presented and what consideration you have given to separately disclosing these amounts. Further, please identify the specific revenue categories that comprise "Encompass-related revenues" as presented on page 8.

Note 5 – Balance Sheet Components

Goodwill, page F-24

35.   We note that in describing the company's history, there is no reference made to a large acquisition. Given that goodwill accounts for approximately 55% of total assets, tell us about the transaction from which this goodwill arose and what consideration you have given to describing this transaction in the context of company operating history.

Note 10 – Stock Options, page F-31

36.   We note your statement on page F-34 that the exercise of the 100,000 stock options that were determined to not be substantive has not been reflected on your balance sheet. Please clarify what you mean by this statement as the shares issued in this transaction appear to be included in the 10,044,559 shares outstanding at December 31, 2009 on page F-5.

Note 12 – Related Party Transactions, page F-35

37.   We note that "certain investors in the Company are also trade customers." Tell us what consideration was given to presenting these related party revenues on the face of your financial statements. Additionally, identify in your response the investors and their ownership percentages, and as necessary, revise page 106, pursuant to Rule 404(a) of Regulation S-K.

38.   Further, for each period presented, disclose which service categories the investor-customer revenue was classified in. Consider whether the trends presented in the tabular presentation in Note 13 are impacted such that separate presentation of related party amounts is necessary for a complete understanding of revenue trends.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page P-3

39.   We note that Adjustment B deducts Mavent's information technology amortization and that this amount is classified as cost of sales in the audited financial statements. Tell us why the amortization of these intangible assets would not continue to be cost of revenues in the surviving entity.

Recent Sales of Unregistered Securities, page II-1

40.   Please identify the specific exemption from registration upon which you relied with respect to each disclosed transaction, and tell us whether a Form D was filed in each instance where you relied on Regulation D.

Exhibits and Financial Statements, page II-2

41.   Please file all required exhibits as soon as possible for our review and possible further comment.

Undertakings, page II-4

42.   Please advise why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, given that you do not appear to be conducting an offering pursuant to Rule 415 under the Securities Act of 1933.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 or, if you require additional assistance, you may contact Christine E. Davis, Assistant Chief Accountant, at (202) 551-3408. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (650) 463-2600
        Robert W. Phillips, Esq.
        Latham & Watkins LLP